FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

99.1	NEC’s ADRs to be Delisted from NASDAQ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: October 17, 2007

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	NEC’s ADRs to be Delisted from NASDAQ

Exhibit 99.1

NEC’s ADRs to be Delisted from NASDAQ

Tokyo, October 17, 2007 - On October 16, 2007 (U.S. Eastern time) the NASDAQ Stock Market LLC announced that it will delist NEC’s American Depositary Receipts, and will file a Form 25 with the U.S. Securities and Exchange Commission to complete the delisting. The delisting becomes effective ten days after the Form 25 is filed.